Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement. Tuya Inc. 塗鴉智能* (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability) (HKEX Stock Code: 2391) (NYSE Stock Ticker: TUYA) INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED JUNE 30, 2025 Tuya Inc. (“Tuya” or the “Company”, HKEX: 2391; NYSE: TUYA), a global leading cloud platform service provider, today announced the unaudited financial results of the Company, its subsidiaries and consolidated affiliated entities (the “Group”) for the six months ended June 30, 2025 (the “Reporting Period”), together with comparative figures for the six months ended June 30, 2024. * For identification purposes only. 1 FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2025 • Total revenue was US$154.8 million, up approximately 14.7% year-over-year (for the six months ended June 30, 2024: US$134.9 million). • Platform-as-a-service (“PaaS”) revenue was US$111.9 million, up approximately 12.0% year-over-year (for the six months ended June 30, 2024: US$99.9 million). • Software-as-a-service (“SaaS”) and others revenue was US$21.0 million, up approximately 15.6% year-over-year (for the six months ended June 30, 2024: US$18.2 million). • Smart solution revenue was US$21.9 million, up approximately 30.1% year-over-year (for the six months ended June 30, 2024: US$16.8 million). • Overall gross margin increased to 48.4%, up 0.5 percentage points year-over-year (for the six months ended June 30, 2024: 47.9%). Gross margin of PaaS increased to 48.6%, up 1.5 percentage points year-over-year (for the six months ended June 30, 2024: 47.1%). • Operating margin was negative 0.2%, improved by 19.6 percentage points year-over-year (for the six months ended June 30, 2024: negative 19.8%). Non-GAAP operating margin was 10.0%, improved by 5.0 percentage points year-over-year (for the six months ended June 30, 2024: 5.0%). • Net margin was 15.2%, up 15.5 percentage points year-over-year (for the six months ended June 30, 2024: negative 0.3%). Non-GAAP net margin was 25.4%, up 0.9 percentage points year-over-year (for the six months ended June 30, 2024: 24.5%).

2 • Net cash generated from operating activities was US$27.5 million, up approximately 4.7% year-over-year (for the six months ended June 30, 2024: US$26.3 million). • Total cash, cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$1,006.3 million as of June 30, 2025, compared to US$1,016.7 million as of December 31, 2024. OPERATING HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2025 • PaaS customers1 for the six months ended June 30, 2025 were approximately 2,700 (for the six months ended June 30, 2024: approximately 2,700). Total customers for the six months ended June 30, 2025 were approximately 4,100 (for the six months ended June 30, 2024: approximately 4,100). • Premium PaaS customers2 for the trailing 12 months ended June 30, 2025 were 285 (the trailing 12 months ended June 30, 2024: 280). In the six months ended June 30, 2025, the Group’s premium PaaS customers contributed approximately 88.8% (for the six months ended June 30, 2024: approximately 85.1%) of PaaS revenue. • Dollar-based net expansion rate (“DBNER”) 3 of PaaS for the trailing 12 months ended June 30, 2025 was 114% (the trailing 12 months ended June 30, 2024: 127%). • Registered AI developers (“registered developers”) were over 1,514,000 as of June 30, 2025, up 15% from over 1,316,000 developers as of December 31, 2024. 1. The Group defines an PaaS customer for a given period as a customer who has directly placed orders for PaaS with the Group during that period. 2. The Group defines a premium PaaS customer as a customer as of a given date that contributed more than US$100,000 of PaaS revenue during the immediately preceding 12-month period. 3. The Group calculates DBNER of PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for PaaS during that period), and then calculating the quotient from dividing the PaaS revenue generated from such customers in the current trailing 12-month period by the PaaS revenue generated from the same group of customers in the prior 12-month period. The Group’s DBNER may change from period to period, due to a combination of various factors, including changes in the customers’ purchase cycles and amounts and the Group’s customer mix, among other things. DBNER indicates the Group’s ability to expand customer use of its platform over time and generate revenue growth from existing customers.

UNAUDITED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2025 Revenue Total revenue increased by 14.7% to US$154.8 million in the six months ended June 30, 2025 from US$134.9 million in the same period of 2024. PaaS (formerly known as “IoT Paas”) revenue increased by 12.0% to US$111.9 million in the six months ended June 30, 2025 from US$99.9 million in the same period of 2024, primarily due to increasing demand compared with the same period of 2024 and the Company's strategic focus on customer needs and product enhancements, despite the disruptions in the international business environment due to tariff-related headwinds since this April. As a result, the Group’s DBNER of PaaS for the trailing 12 months ended June 30, 2025 was 114%. • • SaaS and others revenue increased by 15.6% to US$21.0 million in the six months ended June 30, 2025 from US$18.2 million in the same period of 2024, primarily due to an increase in revenue from cloud software products. The Group remained committed to offering value-added services and a diverse range of software products with compelling value propositions to its customers. • Smart solution revenue increased by 30.1% to US$21.9 million in the six months ended June 30, 2025 from US$16.8 million in the same period of 2024, primarily attributable to the increasing customer demand for smart devices with integrated intelligent software capabilities the Company developed beyond IoT. Cost of revenue Cost of revenue increased by 13.6% to US$79.8 million in the six months ended June 30, 2025 from US$70.3 million in the same period of 2024, generally in line with the increase in total revenue. Gross profit and gross margin Total gross profit increased by 16.0% to US$75.0 million in the six months ended June 30, 2025 from US$64.7 million in the same period of 2024 and gross margin increased to 48.4% in the six months ended June 30, 2025 from 47.9% in the same period of 2024. • PaaS gross margin was 48.6% in the six months ended June 30, 2025, compared to 47.1% in the same period of 2024. • SaaS and others gross margin was 73.2% in the six months ended June 30, 2025, compared to 71.6% in the same period of 2024. • Smart solution gross margin was 24.1% in the six months ended June 30, 2025, compared to 27.5% in the same period of 2024. Gross margin of each revenue stream increased or fluctuated primarily due to changes in products and solutions mix. As an AI developer platform with rich ecosystem of smart devices and applications, the Company is committed to focusing on software products with compelling value propositions while maintaining cost efficiency. 3

Operating expenses Operating expenses decreased by 17.5% to US$75.4 million in the six months ended June 30, 2025 from US$91.4 million in the same period of 2024. Non-GAAP operating expenses increased by 2.9% to US$59.6 million in the six months ended June 30, 2025 from US$57.9 million in the same period of 2024. For further information on the non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures” in this announcement. • Research and development expenses were US$45.2 million in the six months ended June 30, 2025, down 2.8% from US$46.5 million in the same period of 2024, primarily because of (i) the lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been gradually amortized and (ii) partially offset by an increase in cloud services costs, and employee-related costs due to regular team movements. Non-GAAP adjusted research and development expenses in the six months ended June 30, 2025 were US$41.7 million, compared to US$39.6 million in the same period of 2024. • Sales and marketing expenses were US$16.2 million in the six months ended June 30, 2025, down 12.0% from US$18.4 million in the same period of 2024, primarily because of (i) the decrease in employee-related costs due to regular team movements, and (ii) the lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been gradually amortized. Non-GAAP adjusted sales and marketing expenses in the six months ended June 30, 2025 were US$14.9 million, compared to US$15.8 million in the same period of 2024. • General and administrative expenses were US$18.3 million in the six months ended June 30, 2025, down 43.4% from US$32.3 million in the same period of 2024, primarily because of (i) the lower share-based compensation expenses as equity incentive awards granted at higher valuations in previous years have been gradually amortized and (ii) a decrease in professional service costs, among other things. Non-GAAP adjusted general and administrative expenses in the six months ended June 30, 2025 were US$7.3 million, compared to US$8.3 million in the same period of 2024. • Other operating incomes, net were US$4.3 million in the six months ended June 30, 2025, primarily due to receipts of software value-added tax refund and various general subsidies for enterprises. Loss/profit from operations and operating margin Loss from operations was US$0.4 million in the six months ended June 30, 2025, narrowed by 98.6% compared to US$26.7 million in the same period of 2024. Non-GAAP profit from operations was US$15.4 million in the six months ended June 30, 2025, increased by 126.7% compared to a non-GAAP profit from operations of US$6.8 million in the same period of 2024. Operating margin was negative 0.2% in the six months ended June 30, 2025, up 19.6 percentage points from negative 19.8% in the same period of 2024. Non-GAAP operating margin was 10.0% in the six months ended June 30, 2025, up 5.0 percentage points from 5.0% in the same period of 2024. Net loss/profit and net margin Net profit was US$23.6 million in the six months ended June 30, 2025, compared to a net loss of US$0.4 million in the same period of 2024. Non-GAAP net profit was US$39.4 million in the six months ended June 30, 2025, increased by 19% compared to a non-GAAP net profit of US$33.1 million in the same period of 2024. 4

Net margin was 15.2% in the six months ended June 30, 2025, up 15.5 percentage points from negative 0.3% in the same period of 2024, and non-GAAP net margin was 25.4% in the six months ended June 30, 2025, compared to 24.5% in the same period of 2024. Basic and diluted net loss/profit per American Depositary Share (“ADS”) Basic and diluted net profit per ADS were US$0.04 in the six months ended June 30, 2025, compared to a basic and diluted net loss per ADS of US$0.00 in the same period of 2024. Each ADS represents one Class A ordinary share of the Company (the “Class A Ordinary Share(s)”). Non-GAAP basic and diluted net profit per ADS in the six months ended June 30, 2025 were approximately US$0.06, compared to approximately US$0.06 in the same period of 2024. Cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments Cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$1,006.3 million as of June 30, 2025, compared to US$1,016.7 million as of December 31, 2024, decreased mainly due to payment of cash dividends. The Company believes its current cash position is sufficient to meet its current liquidity and working capital needs. Net cash generated from operating activities Net cash generated from operating activities was US$27.5 million in the six months ended June 30, 2025, compared to US$26.3 million of net cash generated from operating activities in the same period of 2024. The net cash generated from operating activities in the six months ended June 30, 2025 improved mainly due to the increase in the Company’s revenue, and the decrease in operating expenses, particularly employee-related costs, and working capital changes in the ordinary course of business. For further information on non-GAAP financial measures discussed above, see the section headed “Use of Non-GAAP Financial Measures ”. 5

BUSINESS REVIEW AND OUTLOOK Business review PaaS customers for the six months ended June 30, 2025 were approximately 2,700. Total customers for the six months ended June 30, 2025 were approximately 4,100. The Group defines a PaaS customer for a given period as a customer who has directly placed orders for PaaS with the Group during that period. Premium PaaS customers for the trailing 12 months ended June 30, 2025 were 285. In the six months ended June 30, 2025, the Group’s premium PaaS customers contributed approximately 88.8% of PaaS revenue. The Group defines a premium PaaS customer as a customer as of a given date that contributed more than US$100,000 of PaaS revenue during the immediately preceding 12-month period. DBNER of PaaS for the trailing 12 months ended June 30, 2025 was 114%. The Group calculates DBNER of PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for PaaS during that period), and then calculating the quotient from dividing the PaaS revenue generated from such customers in the current trailing 12-month period by the PaaS revenue generated from the same group of customers in the prior 12-month period. The Group’s DBNER may change from period to period, due to a combination of various factors, including changes in the customers’ purchase cycles and amounts and the Group’s customer mix, among other things. DBNER indicates the Group’s ability to expand customer use of its platform over time and generate revenue growth from existing customers. Registered AI developers, or registered developers, were over 1,514,000 as of June 30, 2025, up 15% from over 1,316,000 developers as of December 31, 2024. Outlook Based on recent trends, the global trade environment continues to present uncertainties, under which participants across the consumer electronics supply chain – including manufacturers, importers, brands, and retail channels – remain cautious in their operations and planning. The Company will continue to monitor these developments. At the same time, despite such external challenges, we observe that enterprises and consumers worldwide are actively exploring AI technologies and hardware, accelerating their exploration and adoption. Therefore, we remain confident in the long-term value that intelligent technologies can bring to all stakeholders. With the effective implementation of the Company’s customer and product strategies, along with the utilization and innovation of emerging technologies like AI, the Company is confident in its long-term business prospects. In response to this evolving market environment, the Company will remain committed to continuously iterating and improving its products and services and further enhancing software and hardware capabilities, particularly by leveraging the AI capabilities, expanding key customer base, investing in innovations and new opportunities, diversifying revenue streams, and further optimizing operating efficiency. At the same time, the Company understands that future trajectories may encounter challenges, including shifting consumer spending patterns, regional economic disparities, inventory management, foreign exchange rate and interest rates volatility, the imposition of new tariffs, or adjustments in existing tariffs or trade barriers, and broader geopolitical uncertainties. 6

MANAGEMENT DISCUSSION AND ANALYSIS 1. Liquidity and capital resources The Group has been incurring losses from operations since inception. The Group achieved net profits of US$23.6 million for the six months ended June 30, 2025, compared to a net loss of US$0.4 million in the same period of 2024. Accumulated deficit amounted to US$546.2 million as of June 30, 2025. However, due to well implementation of the Group’s initiatives to navigate the headwinds and strategies for its long-term development, the Group achieved a net cash generated from operating activities of US$27.5 million for the six months ended June 30, 2025, compared to a net cash generated from operating activities of US$26.3 million for the six months ended June 30, 2024. The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors to fund its general operations, research and development activities and capital expenditures. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of its products to boost sales volume to achieve economies of scale or strengthen its technology capabilities to provide advanced products with higher value proposition while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. In March and April 2021, with the completion of its initial public offering on the New York Stock Exchange and the exercise of the over-allotment option by underwriters, the Company received net proceeds, after deducting the underwriting discounts and commissions, fees and offering expenses, of US$904.7 million. On July 5, 2022, the Class A Ordinary Shares were listed on the Main Board of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (the “Listing”). In connection with the Listing, 7,300,000 new Class A Ordinary Shares were issued and allotted at the offer price of HK$19.3 per Class A Ordinary Share. Net proceeds from the global offering, after deducting the underwriting fees and commissions, were approximately HK$70.0 million (the “Global Offering Net Proceeds”), and no over-allotment option was exercised. As of June 30, 2025, the balance of cash and cash equivalents, time deposits and treasury securities recorded as short-term and long-term investments were US$1,006.3 million, compared to US$1,016.7 million as of December 31, 2024. 2. Interest-bearing bank and other borrowings As of June 30, 2025, the Group did not have any interest-bearing bank or other borrowings. 3. Pledge of assets As of June 30, 2025, the Group did not have any pledge of assets. 4. Gearing ratio Gearing ratio equals total debt divided by total equity as of the end of the period. Total debt is defined to include short-term borrowings, current portion of long-term borrowings and long-term borrowings which are all interest-bearing borrowings. As of June 30, 2025, the gearing ratio of the Group was nil as the Group had no borrowings (as of December 31, 2024: nil). 7

5. Material investments For the six months ended June 30, 2025, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of June 30, 2025) save and except for (i) time deposits of US$211.2 million presented as short-term investment and long-term investments according to the applicable accounting standards and (ii) the acquisitions of treasury securities by the Group as referred to below. As of June 30, 2025, the Group did not have other plans for material investments and capital assets. Acquisition(s) of Treasury Securities Reference is made to the circular (the “Circular”) of the Company dated May 21, 2024. The Group acquired treasury securities for the six months ended June 30, 2024 and proposed to conduct potential acquisition(s) of treasury securities subject to the maximum acquisition amount of US$400,000,000 in the open market through reputable licensed banks or securities brokerage firms during the relevant mandate period (as specified in the Circular), which has been approved by the shareholders of the Company at its annual general meeting held on June 20, 2024. For details, please refer to the Circular. During the Reporting Period, the Group acquired treasury securities in an aggregate amount of approximately US$50.6 million. As at the date of this announcement, the Group held treasury securities under such mandate at an aggregate outstanding balance of approximately US$71.0 million. Save as aforementioned, the Group did not acquire any other treasury securities as at the date of this announcement. 6. Capital expenditure commitments As of June 30, 2025, the Group’s capital expenditure commitments amounted to US$63.3 million, primarily related to the construction of office buildings. The Group plans to rely on a combination of operating cash flows, and capital financing from equity interest investors to meet the capital commitments. 7. Contingent liabilities As of June 30, 2025, the Group did not have any material contingent liabilities. 8. Material acquisitions and disposals The Group did not conduct any material acquisitions and disposals during the ended June 30, 2025. six months 8

9. Risk management Foreign exchange risk The revenue of the Group is predominantly denominated in Renminbi (“RMB”) and a substantial portion of the Group’s expenses is also denominated in RMB. The Group uses United States dollar as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Cayman Islands and Hong Kong is the United States dollar, while the functional currency of the Group’s other subsidiaries and consolidated affiliated entities is their respective local currency as determined based on the criteria of ASC 830, Foreign Currency Matters. The financial statements of its subsidiaries and consolidated affiliated entities using functional currencies other than U.S. dollar, such as RMB, are translated to the U.S. dollar. As a result, as RMB depreciates or appreciates against the U.S. dollar, the Group’s revenue presented in U.S. dollar will be negatively or positively affected. The Group does not believe that it currently has any significant direct foreign exchange risk arising from its operating activities. As of June 30, 2025, the Group did not hold any financial instruments for hedging purposes. Interest rate risk The Group’s exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Group has not used any derivative financial instruments to manage its interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. The Group has not been exposed, nor does the Group anticipate being exposed, to material risks due to changes in interest rates. However, the Group’s future interest rates. interest income may be lower than expected due to changes in market 9

10. Employees and remuneration policies The following table sets forth the breakdown of the Group’s salaried employees by function as of June 30, 2025: Number of Function Employees Research and development Sales and marketing General and administrative, and others 1,067 259 112 Total 1,438 The Group primarily recruits the employees by its recruitment specialists at human resources department through referrals and online channels, including the Company’s corporate website and social networking platforms. The Group has adopted a series of training policies and tailor-made lessons, pursuant to which technology, corporate culture, leadership, and other trainings are regularly provided to the Group’s employees by internal speakers and third-party consultants. The Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group participates in a supplemental employee commercial healthcare healthy life of employees. insurance program, aiming to promote healthy work and 10

CORPORATE GOVERNANCE The board (the “Board”) of directors (the “Directors” is committed to achieving high corporate governance and each, a “Director”) of the Company standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability. Compliance with the Corporate Governance Code For the six months ended June 30, 2025, the Company has complied with all the code provisions of the Corporate Governance Code set forth in Appendix C1 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save and except for the following. Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Company deviates from this code provision because Mr. WANG Xueji (“Mr. Wang”) performs both the roles of a co-chairman of the Board and the chief executive officer of the Company. Mr. Wang is a founder of the Group and has extensive experience in the business operations and management of the Group. The Board believes that, in view of Mr. Wang’s experience, personal profile and his roles in the Company as mentioned above, Mr. Wang is the Director best suited to identify strategic opportunities, ensure the consistent leadership within the Company, and focus on the Board due to his extensive understanding of the Company’s business as the chief executive officer of the Company. The Board also believes that the combined roles of both chairman and chief executive officer can promote the effective execution of strategic initiatives and facilitate the flow of information between management and the Board. The Board considers that the balance arrangement. The reasons are: (i) all of the Board, including the relevant of power and authority will not be impaired due to this major decisions are made in consultation with members Board committees, and four independent non-executive Directors; (ii) Mr. Wang and the other Directors acknowledge and undertake to fulfil their fiduciary duties as directors, which require them, among other things, to act in the interests of the Company in a manner that is in the best interests of the Company and to make decisions for the Group accordingly; and (iii) the Board is made up of experienced and talented people who meet regularly to discuss matters affecting the operations of the Company to ensure a balance of power and authority. In addition, the Group’s overall strategic and other major businesses, financial and operational policies have been formulated jointly by the Board and senior management after detailed discussion. The Board will continue to review and may recommend separating the roles of chairman of the Board and the chief executive officer of the Company in the future if and when it is appropriate, taking into account the circumstances of the Group as a whole. 11

Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) The Company has adopted the Model Code set out in Appendix C3 to the Listing Rules as its code of conduct regarding directors’ securities transactions. Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Model Code for the six months ended June 30, 2025. Audit Committee The audit committee of the Company (the “Audit Committee”) comprises three independent non-executive Directors, being Mr. HUANG Sidney Xuande, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason, with Mr. HUANG Sidney Xuande (being the independent non-executive Director with the appropriate professional qualifications) as the chairman of the Audit Committee. The Audit Committee has reviewed the unaudited condensed consolidated financial statements and interim results of the Group for the Reporting Period, and there is no disagreement between the Board and the Audit Committee regarding the accounting treatment adopted by the Company. The Audit Committee has met with the independent auditor of the Company (the “Auditor”), PricewaterhouseCoopers, and has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters. Auditor’s Procedures Performed on this Announcement The independent auditor of the Company, PricewaterhouseCoopers, has reviewed the unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2025 in accordance with International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. OTHER INFORMATION Declaration of Cash Dividend and Record Date On August 26, 2025, the Board has approved the declaration and distribution of a cash dividend (the “Cash Dividend”) of US$0.054 per ordinary share, or US$0.054 per ADS, to such holders as at the close of business on September 11, 2025, Hong Kong Time and New York Time, respectively. The aggregate amount of the Cash Dividend will be approximately US$33 million, which is payable in U.S. dollars and in cash, and will be funded by surplus cash and to be paid out from the share premium account of the Company. The determination to make distributions and the amount of such distributions will be made at the discretion of its Board and will be based upon the Company’s operations and earnings, including, but not limited, considerations of the Company’s GAAP and Non-GAAP net profits, cash flows, financial conditions and other relevant factors. 12

In order to qualify for the Cash Dividend, with respect to ordinary shares registered on the Company's Hong Kong share register, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Thursday, September 11, 2025, Hong Kong time; and with respect to the ordinary shares registered on the Company's principal share register in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company's principal share registrar, Maples Fund Services (Cayman) Limited, at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 3:30 p.m. on Wednesday, September 10, 2025, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong).

Use of Proceeds from the Global Offering

On July 5, 2022, the Class A Ordinary Shares were listed on the Main Board of the Hong Kong Stock Exchange and the Company successfully raised the Global Offering Net Proceeds (as defined above) of approximately HK$70.0 million. As of the date of this announcement, there was no change in the intended use of net proceeds as previously disclosed in the section headed "Future Plans and Use of Proceeds" in the prospectus of the Company dated June 22, 2022 (the "**Prospectus**").

As at June 30, 2025, the Company had utilized the net proceeds as set out in the table below:

	Percentage of the total net proceeds raised from the Listing Approximate (%)	Planned use of proceeds in the same manner and proportion as stated in the Prospectus Approximate (HK$ million)	Net proceeds unutilized as at December 31, 2024 Approximate (HK$ million)	Actual use of proceeds during the Reporting Period Approximate (HK$ million)	Net proceeds unutilized as at June 30, 2025 Approximate (HK$ million)	Expected timeframe for utilizing the remaining unutilized net proceeds
To enhance our IoT technologies and infrastructure	30%	21.0	10.5	2.1	8.4	Over the course of the next two and a half years
To expand and enhance our product offerings	30%	21.0	10.5	2.1	8.4	Over the course of the next two and a half years
For marketing and branding activities	15%	10.5	5.1	1.1	4.0	Over the course of the next two and a half years
To pursue strategic partnerships, investments and acquisitions to implement our long-term growth strategies	15%	10.5	5.1	1.1	4.0	Over the course of the next two and a half years
For general corporate purposes and working capital needs	10%	7.0	3.5	0.7	2.8	Over the course of the next two and a half years
Total	100%	70.0	34.7	7.1	27.6	

Purchase, Sale and Redemption of the Company's Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange during the Reporting Period. As of the date of this announcement, the Company does not hold any treasury shares.

13

Important Events after the Reporting Period Save as disclosed in this announcement, no important events affecting the Group occurred since June 30, 2025 and up to the date of this announcement. Contingencies As disclosed in the overseas regulatory announcement of the Company dated April 24, 2025, and in the Form 20-F of the Company for the fiscal year ended December 31, 2024 which was published on April 24, 2025, in August 2022, we and certain of our current and former Directors and officers and our underwriters in our initial public offering in the United States were named as defendants in a putative securities class action filed in the U.S. District Court for the Southern District of New York. An amended complaint in this class action was filed in March 2023. The action, purportedly brought on behalf of a class of persons or entities who purchased ADSs in or traceable to our initial public offering in the United States, alleges that our registration statement on Form F-1 in connection with our March 2021 initial public offering contains materially misleading statements and omissions in violation of the U.S. federal securities laws. Pursuant to a scheduling order entered in January 2023, we filed a motion to dismiss the action in May 2023. On March 5, 2024, the court entered an order granting our motion to dismiss in part and denying it in part. We filed a second motion to dismiss the action on April 25, 2024 under Federal Rule of Civil Procedure 12(c). On March 7, 2025, the court granted our motion for judgment on the pleadings, concluding that the plaintiffs failed to identify any false or misleading statements in our registration statement. The court granted leave for the plaintiffs to amend their complaint by March 28, 2025. The plaintiffs did not serve an amended complaint prior to that deadline. On March 31, 2025, the court entered judgment in favor of us and all other defendants, dismissing all claims asserted in the action with prejudice. The plaintiffs did not file an appeal, and the case is concluded. Publication of Interim Results Announcement and Interim Report This announcement is published on the website of the Hong Kong Stock Exchange at http://www.hkexnews.hk and on the website of the Company at https://ir.tuya.com. The interim report of the Company for the six months ended June 30, 2025 and containing all the information required by the Listing Rules will be dispatched to the shareholders of the Company (if appropriate) and will be made available on the websites of the Company and the Hong Kong Stock Exchange in due course. About Tuya Inc. Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading AI cloud platform service provider with a mission to build an AI (refers to “Artificial Intelligence”) developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built cloud developer platform with cloud and generative AI capabilities that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, Software-as-a-Service, or SaaS, and smart solutions for developers of smart device, commercial applications, and industries. Through its cloud developer platform, Tuya has activated a vibrant global developer community of brands, OEMs, AI agents, system integrators and independent software vendors to collectively strive for smart solutions ecosystem embodying the principles of green and low-carbon, security, high efficiency, agility, and openness. 14

Use of Non-GAAP Financial Measures In evaluating the business, the Company considers and uses non-GAAP financial measures, such as non-GAAP operating expenses, non-GAAP profit from operations (including non-GAAP operating margin), non-GAAP net profit (including non-GAAP net margin), and non-GAAP basic and diluted net profit per ADS, as supplemental measures to review and assess its operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, credit-related impairment of long-term investments and litigation costs from the respective GAAP financial measures. The Company presents the non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company also believes that the use of the non-GAAP financial measures facilitates investors’ assessment of its operating performance. Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP financial measures is that they do not reflect all items of expenses that affect the Group’s operations. Share-based compensation expenses, credit-related impairment of long-term investments and litigation costs have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP measures. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP measures to the most directly comparable U.S. GAAP measures, all of which should be considered when evaluating the Group’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure. The unaudited reconciliations of Tuya’s non-GAAP measures to the most comparable U.S. GAAP measures are included at the end of this announcement. 15

Safe Harbor Statement This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the United States Securities and Exchange Commission. The forward-looking statements included in this announcement are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. By order of the Board Tuya Inc. WANG Xueji Chairman Hong Kong, August 26, 2025 As at the date of this announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. ZHANG Yan as executive Directors; and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive Directors. 16

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2024 AND JUNE 30, 2025

(All amounts in US$thousands ("US$"), except for share and per share data, unless otherwise noted)

	Note	As of December 31, 2024 *US$*	**As of June 30, 2025** ***US$***
ASSETS			
Current assets:			
Cash and cash equivalents		653,334	**724,034**
Restricted cash		50	**37**
Short-term investments		194,536	**110,324**
Accounts receivable, net	7	7,592	**11,346**
Notes receivable, net		7,485	**12,197**
Inventories, net		23,840	**20,666**
Prepayments and other current assets, net		16,179	**17,999**
Total current assets		903,016	**896,603**
Non-current assets:			
Property, equipment and software, net		6,619	**10,266**
Land use rights, net		8,825	**8,772**
Operating lease right-of-use assets, net		4,550	**4,398**
Long-term investments		180,092	**183,760**
Other non-current assets, net		678	**319**
Total non-current assets		200,764	**207,515**
Total assets		1,103,780	**1,104,118**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	8	19,051	**23,047**
Advances from customers		31,346	**27,212**
Deferred revenue, current		7,525	**8,390**
Accruals and other current liabilities		32,257	**30,131**
Incomes tax payables		360	**310**
Lease liabilities, current		3,798	**2,522**
Total current liabilities		94,337	**91,612**

17

TUYA INC. UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2024 AND JUNE 30, 2025 (CONTINUED) (All amounts in US$thousands (“US$”), except for share and per share data, unless otherwise noted) As of December 31, 2024 US$ As of June 30, 2025 Note US$ Non-current liabilities: Lease liabilities, non-current Deferred revenue, non-current Other non-current liabilities 851 377 767 1,692 430 – Total non-current liabilities 1,995 2,122 Total liabilities 96,332 93,734 Shareholders’ equity: Class A ordinary shares Class B ordinary shares Treasury stock Additional paid-in capital Accumulated other comprehensive loss Accumulated deficit 25 4 (15,726) 1,612,712 (19,716) (569,851) 27 4 – 1,575,826 (19,226) (546,247) Total shareholders’ equity 1,007,448 1,010,384 Total liabilities and shareholders’ equity 1,103,780 1,104,118 18

TUYA INC. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME (All amounts in US$thousands (“US$”), except for share and per share data, unless otherwise noted) For the Six Months Ended June 30, 2025 June 30, Note 2024 154,817 (79,820) Revenue Cost of revenue 3 134,941 (70,264) Gross profit 64,677 74,997 Operating expenses: Research and development expenses Sales and marketing expenses General and administrative expenses Other operating incomes, net (45,183) (16,172) (18,315) 4,309 (46,467) (18,370) (32,335) 5,784 Total operating expenses (91,388) (75,361) Loss from operations (26,711) (364) Other income Other non-operating incomes, net Financial income, net Foreign exchange (loss)/gain, net 1,534 23,156 650 2,647 25,259 (362) Profit before income tax expense Income tax expense 24,976 (1,372) 833 4 (1,248) Net (loss)/profit (415) 23,604 Net (loss)/profit attributable to Tuya Inc. (415) 23,604 Net (loss)/profit attributable to ordinary shareholders (415) 23,604 19

TUYA INC. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME (CONTINUED) (All amounts in US$thousands (“US$”), except for share and per share data, unless otherwise noted) For the Six Months Ended June 30, 2025 June 30, Note 2024 Net (loss)/profit (415) 23,604 Other comprehensive (loss)/income Changes in fair value of long-term investments Transfer out of fair value changes of long-term investments Foreign currency translation (139) 91 (65) (1,028) – 399 Total comprehensive (loss)/income attributable to Tuya Inc. (1,647) 24,094 Net (loss)/profit attributable to Tuya Inc. (415) 23,604 Net (loss)/profit attributable to ordinary shareholders (415) 23,604 Weighted average number of ordinary shares used in computing net (loss)/profit per share – Basic – Diluted Net (loss)/profit per share attributable to ordinary shareholders – Basic – Diluted 6 559,421,815 559,421,815 608,348,598 610,414,036 6 (0.00) (0.00) 0.04 0.04 Share-based compensation expenses were included in: Research and development expenses Sales and marketing expenses General and administrative expenses 6,882 2,554 21,787 3,476 1,320 10,958 20

TUYA INC. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (All amounts in US$thousands (“US$”), except for share and per share data, unless otherwise noted) For the Six Months Ended June 30, 2025 June 30, Note 2024 27,543 79,968 (36,912) Net cash generated from operating activities Net cash generated from investing activities Net cash generated from/(used in) financing activities Effect of exchange rate changes on cash and cash equivalents, restricted cash 26,319 90,085 150 (323) 88 Net increase in cash and cash equivalents, restricted cash 116,231 70,687 Cash and cash equivalents, restricted cash at the beginning of period 498,688 653,384 Cash and cash equivalents, restricted cash at the end of period 614,919 724,071 21

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION: 1. GENERAL INFORMATION Tuya Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on August 28, 2014, as an exempted company with limited liability. The Company and its subsidiaries and consolidated variable interest entity (“VIE”) (collectively referred to as the “Group”) are principally engaged in offering PaaS (Platform-as-a-Service) to business customers developing IoT (Internet of Things) devices, including brands and their OEMs (original equipment manufacturer). And, the Group offers SaaS, including Industry SaaS and cloud-based value-added services to its customers. The Group also sells finished smart devices powered by Tuya purchased from qualified OEMs (the “Smart solution”). Prior to the incorporation of Tuya Inc. in August 2014, the Group commenced its initial operations through Hangzhou Tuya Technology Co., Ltd. (“Hangzhou Tuya Technology”), which was established on June 16, 2014 by Wang Xueji and another individual. After a series of agreements, Hangzhou Tuya Technology was owned by Wang Xueji and other four individuals (collectively, the “Registered Shareholders”) together with two unrelated investors of Series Angel financing (the “Non-Registered Shareholders VIE Investors”) by August 2014. In December 2014, Hangzhou Tuya Information Technology Co., Ltd. (the “WFOE”) was established after the incorporation of Tuya Inc. The Group then entered into a series of contractual arrangements among the WFOE, Hangzhou Tuya Technology and Hangzhou Tuya Technology’s shareholders in December 2014, and thereafter Hangzhou Tuya Technology (the “VIE”) became the variable interest entity of the Group. After the completion of this transaction, the Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and the consolidated VIE. In 2019, the VIE agreements were amended to modify the VIE’s shareholders list and equity interest of each shareholder as a result of the change in registered share capital of the VIE and the exit of Non-Registered Shareholders VIE Investors as the VIE’s shareholders. The contractual arrangements were further amended in January 2022. The VIE operated de minimis business activities and had no material impact on the Company’s financial position, results of operations or cash flows for the six months ended June 30, 2024 and 2025. 2. BASIS OF PREPARATION The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Group’s financial position as of June 30, 2025, results of operations and cash flows for the six months ended June 30, 2024 and 2025. The consolidated balance sheet at December 31, 2024 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2024. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Results for the six months ended June 30, 2025 are not necessarily indicative of the results expected for the full fiscal year or for any future period. 22

3. REVENUES The Group’s revenue was disaggregated by its major revenue streams in the six months presented as follows: Six Months Ended June 30, 2025 US$ 2024 US$ 111,869 21,913 21,035 PaaS Smart solution SaaS and others 99,898 16,839 18,204 Total revenue 134,941 154,817 4. TAXATION Cayman Islands Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends. British Virgin Islands Under the current laws of the British Virgin Islands, entities incorporated in the British Virgin Islands are not subject to tax on their income or capital gains. Hong Kong Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiaries in Hong Kong are subject to 16.5% Hong Kong profits tax on its taxable income generated from operations in Hong Kong. PRC PRC Enterprise Income Tax (“EIT”) On March 16, 2007, the National People’s Congress of PRC enacted the Enterprise Income Tax Law (the “new CIT Law”), under which foreign invested enterprises (“FIEs”) and domestic companies would be subject to enterprise income tax (“EIT”) at a uniform rate of 25%. The new CIT law became effective on January 1, 2008. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. The WFOE (Hangzhou Tuya Information Technology Co., Ltd.) obtained its HNTE certificate with a valid period of three years in November 2018, and renewed in December 2024 with a valid period of three years. Therefore, the WFOE is eligible to enjoy a preferential tax rate of 15% from the years ended December 31, 2018 to 2026, to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. PRC Withholding Income Tax on Dividends The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” 23

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong can be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective. As of December 31, 2024 and June 30, 2025, the Company did not record any withholding tax on the retained earnings of its subsidiaries in the PRC as the Group does not have retained earnings for any of the years presented. United States The Company’s subsidiary in California, United States is subject to U.S. federal corporate tax and California corporate franchise tax on its taxable income as reported in its statutory financial statements adjusted in accordance with relevant U.S. tax laws. The applicable U.S. federal corporate tax rate is 21% and the California corporate franchise tax rate is 8.84% or minimum of $0.8, whatever is larger in 2023 and 2024. On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act makes broad and complex changes to the U.S. tax code including, but not limited to: (1) reducing the U.S. federal corporate tax rate from 35% to 21%; (2) requiring companies to pay a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries; (3) generally eliminating U.S. federal income taxes on dividends from foreign subsidiaries; (4) requiring a current inclusion in U.S. federal taxable income of certain earnings of controlled foreign corporations; (5) eliminating the corporate alternative minimum tax (“AMT”) and changing how existing AMT credits can be realized; (6) creating the base erosion anti-abuse tax (“BEAT”), a new minimum tax; (7) creating a new limitation on deductible interest expense; and (8) changing rules related to uses and limitations of net operating loss carry-forwards created in tax years beginning after December 31, 2017. In addition, the California corporate franchise tax remained the same after the enactment of the Tax Act. The Company assessed the impact of Tax Act and concluded that it was not material to the Company. As the Group incurred income tax expense mainly from PRC tax jurisdictions, the following information is based mainly on PRC income taxes. Composition of income tax expense The components of profit before tax are as follow: Six Months Ended June 30, 2025 US$ 2024 US$ Profit before tax (Loss)/profit from PRC entities Profit from overseas entities 9,553 15,423 (15,251) 16,084 Total profit before tax 833 24,976 24

	Six Months Ended June 30,	
	2024	**2025**
	US$	***US$***
Current income tax expense	1,248	**1,372**
Deferred income tax	–	**–**
Total income tax expense	1,248	**1,372**

Reconciliation of the differences between statutory tax rate and the effective tax rate.

Reconciliation of the differences between the statutory EIT rate applicable to losses of the consolidated entities and the income tax expenses of the Group:

	Six Months Ended June 30,	
	2024	**2025**
PRC Statutory income tax rate	25.0%	**25.0%**
Effect of tax rates in different tax jurisdiction	-215.1%	**-5.4%**
Effect of preferential tax rate for qualified HNTE entities (1)	6.6%	**-5.3%**
Additional deduction for research and development expenditures	-229.4%	**-14.2%**
Share-based compensation	576.5%	**2.1%**
Permanent book-tax differences	-103.4%	**33.5%**
Change in valuation allowance (2)	89.6%	**-30.1%**
Effective tax rates	149.8%	**5.6%**

(1) The effect of the preferential income tax rate that the WFOE is entitled to enjoy as a qualified HNTE is 15%.

(2) Valuation allowance for the six months ended June 30, 2024 and 2025 are related to the deferred tax assets of certain group entities with net accumulated losses. The Group believes that it is more likely than not that the deferred tax assets of these entities will not be utilized. Therefore, valuation allowance has been provided.

5. DIVIDENDS

On February 26, 2025, the Board of Director of the Company approved the declaration and distribution of a dividend of US$0.0608 per ordinary share, or US$0.0608 per ADS, to such holders as at the close of business on March 13, 2025, Hong Kong Time and New York Time, respectively. The aggregate amount of the dividend was US$36.9 million, which was paid in cash by end of June 2025.

25

6. BASIC AND DILUTED NET (LOSS)/PROFIT PER SHARE Basic and diluted loss per share have been calculated in accordance with ASC 260 on computation of (loss)/ earnings per share for each of the six months ended June 30, 2024 and 2025 are calculated as follows: Six Months Ended June 30, 2025 US$ 2024 US$ Basic and diluted net (loss)/profit per share calculation Numerator: Net (loss)/profit attributable to Tuya Inc.’s ordinary shareholders, basic and diluted (415) 23,604 Denominator: Weighted-average ordinary shares outstanding-basic 559,421,815 608,348,598 Effective of diluted securities Share option and RSU – 2,065,438 Weighted-average ordinary shares outstanding-diluted 559,421,815 610,414,036 Net (loss)/profit per share attributable to ordinary shareholders: – Basic – Diluted 0.04 0.04 (0.00) (0.00) 7. ACCOUNTS RECEIVABLE, NET As of June 30, 2025 US$ As of December 31, 2024 US$ 15,297 (3,951) Accounts receivable, gross Less: allowance for credit losses 12,048 (4,456) Total accounts receivable, net 7,592 11,346 The Group recorded the allowance for credit losses of US$621 and reversed the allowance for credit losses of US$523, respectively, under ASU 2016-13 Financial instruments – credit losses for the six months ended June 30, 2024 and 2025. An aging analysis based on relevant invoice dates is as follows: As of June 30, 2025 US$ As of December 31, 2024 US$ 0-3 months 3-6 months 6-12 months Over 1 year 4,904 816 2,258 4,070 8,793 543 2,835 3,126 Total accounts receivable, gross 12,048 15,297 26

8. ACCOUNTS PAYABLE As of June 30, 2025 US$ As of December 31, 2024 US$ Total accounts payable 19,051 23,047 Supplemental condensed consolidated balance sheet information related to accounts payable are as follows: As of December 31, 2024 US$ As of June 30, 2025 US$ 0-3 months 3-6 months 6-12 months Over 1 year 18,860 76 3 112 22,903 22 7 115 Total accounts payable 19,051 23,047 27

TUYA INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES

(All amounts in US$thousands ("US$"), except for share and per share data, unless otherwise noted)

	For the Six Months Ended	
	June 30, 2024	**June 30, 2025**
Reconciliation of operating expenses to non-GAAP operating expenses		
Research and development expenses	(46,467)	**(45,183)**
Add: Share-based compensation expenses	6,882	**3,476**
Adjusted Research and development expenses	(39,585)	**(41,707)**
Sales and marketing expenses	(18,370)	**(16,172)**
Add: Share-based compensation expenses	2,554	**1,320**
Adjusted Sales and marketing expenses	(15,816)	**(14,852)**
General and administrative expenses	(32,335)	**(18,315)**
Add: Share-based compensation expenses	21,787	**10,958**
Add: Credit-related impairment of long-term investments	189	**27**
Add: Litigation costs	2,100	–
Adjusted General and administrative expenses	(8,259)	**(7,330)**
Reconciliation of loss from operations to non-GAAP profit from operations		
Loss from operations	(26,711)	**(364)**
Add: Share-based compensation expenses	31,223	**15,754**
Add: Credit-related impairment of long-term investments	189	**27**
Add: Litigation costs	2,100	–
Non-GAAP Profit from operations	6,801	**15,417**
Non-GAAP Operating margin	5.0%	**10.0%**

28

TUYA INC. RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES (CONTINUED) (All amounts in US$thousands (“US$”), except for share and per share data, unless otherwise noted) For the Six Months Ended June 30, 2025 June 30, 2024 Reconciliation of net (loss)/profit to non-GAAP net profit Net (loss)/profit Add: Share-based compensation expenses Add: Credit-related impairment of long-term investments Add: Litigation costs Non-GAAP Net profit 23,604 15,754 27 – 39,385 (415) 31,223 189 2,100 33,097 Non-GAAP Net margin 24.5% 25.4% Weighted average number of ordinary shares used in computing non-GAAP net profit per share – Basic 559,421,815 608,348,598 – Diluted 591,970,099 610,414,036 Non-GAAP net profit per share attributable to ordinary shareholders – Basic 0.06 0.06 – Diluted 0.06 0.06 29